UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Triple P N.V.

(Name of Issuer)

Common

(Title of Class of Securities)

N88795-10-4

(Cusip Number)

With a copy to:
Fezi Khaleghi Yazdi TPM Europe Holding B.V. Post Office Box 145 1260 AC Blaricum The Netherlands	John M. Basnage Dorsey & Whitney LLP 21 Wilson Street London EC2M 2TD United Kingdom +44 (20) 7588 0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N88795-10-4	13D	Page 2 of 7 Pages

1.	Name of Reporting Person: TPM Europe Holding B.V. Post Office Box 145 1260 AC Blaricum The Netherlands		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power:

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
11,635,043 ordinary shares held by TPM Europe Holding B.V. are deemed to be beneficially owned by its sole shareholder and control person Fezi Khaleghi Yazdi.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. N88795-10-4	13D	Page 3 of 7 Pages

1.	Name of Reporting Person: Fezi Khaleghi Yazdi Post Office Box 145 1260 AC Blaricum The Netherlands		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,635,043

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 11,635,043

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
11,635,043 ordinary shares are deemed to be beneficially owned by Fezi Khaleghi Yazdi as the sole shareholder and control person of TPM Europe Holding B.V.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.2%

14.	Type of Reporting Person (See Instructions): IN

Page 4 of 7 Pages

Item 1. Security and Issuer

     This statement relates to the common stock, € 0.04 par value per share, of Triple P N.V. (“Triple P”), a Netherlands public company. The principal executive office of Triple P is Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands.

Item 2. Identity and Background

(a)-(c), (f) The persons filing this Schedule 13D are TPM Europe Holding B.V. (“TPM Europe”) and Fezi Khaleghi Yazdi.

     TPM Europe is a Netherlands private company, with its principal place of business and corporate office located at Post Office Box 145, 1260 AC Blaricum, The Netherlands. The principal business of TPM Europe is to invest in securities.

     The sole director and shareholder of TPM Europe is Mr. F. Khaleghi Yazdi. Mr. F. Khaleghi Yazdi is a citizen of The Netherlands. He is a private investor and his business address is Post Office Box 145, 1260 AC Blaricum, The Netherlands.

(d)  and (e) During the past five years, none of TPM Europe and Mr. F. Khaleghi Yazdi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     3,811,619 shares of Triple P were acquired by TPM Europe for a purchase price of $1,194,726.65. Funds for the acquisition of the Triple P shares were derived from working capital of TPM Europe, including one or more lines of credit.

     No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

     In addition to the 3,811,619 shares of Triple P acquired on May 30, 2003, TPM Europe holds 7,823,424 shares of Triple P, which it acquired prior to Triple P’s initial public offering in December 1995.

Item 4. Purpose of Transaction

     Mr. F. Khaleghi Yazdi has acquired shares of Triple P for investment purposes. Mr. F. Khaleghi Yazdi from time to time intends to review his investment in Triple P on the basis of various factors, including Triple P’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Triple P’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. F. Khaleghi Yazdi will take such actions in the future as he may deem appropriate in the light of the circumstances existing from time to time. If Mr. F. Khaleghi Yazdi believes further investment in Triple P is

Page 5 of 7 Pages

attractive, whether because of the market price of Triple P’s securities or otherwise, he may acquire common shares of Triple P either in the open market or in privately negotiated transactions.

     Except as set forth above, neither Mr. F. Khaleghi Yazdi nor TPM Europe (each a “Filing Person” and together the “Filing Persons”) has any plan or proposal that relates to or would result in (a) the acquisition by any person of additional securities of Triple P or the disposition of securities of Triple P, (b) an extraordinary corporate transaction involving Triple P or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Triple P or any of its subsidiaries, (d) any change in the present board of directors or management of Triple P (e) any material change in Triple P’s capitalization or dividend policy, (f) any other material change in Triple P’s business or corporate structure, (g) any change in Triple P’s charter, bylaws or other instruments corresponding thereto or other action which may impede the acquisition or control of Triple P by any person, (h) causing a class of Triple P’s securities to be de-registered or de-listed, (i) a class of equity securities of Triple P becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  and (b) As of the date hereof, the aggregate number of shares of common stock owned beneficially by Mr. F. Khaleghi Yazdi held through TPM Europe is 11,635,043 shares, which constitutes approximately 38.2% of the issued and outstanding common stock of Triple P.

     The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding share capital of Triple P contained in the Form 20-F filed by Triple P with the Securities and Exchange Commission and dated as of April 30, 2003. Except for the 11,635,042 shares referred to herein, insofar as is known to Mr. F. Khaleghi Yazdi, none of the persons named or referred to in response to Item 2 hereof owns any shares of preferred or common stock or warrants in Triple P.

     Mr. F. Khaleghi Yazdi (as TPM Europe’s sole shareholder and control person) has voting, investment and disposition power as to the 11,635,042 shares referred to herein.

(c)  Except as stated herein, neither Filing Person has effected any transaction in the ordinary shares of Triple P in the 60 days prior to the date of this Schedule 13D.

(d)  To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of Triple P beneficially owned by Mr. F. Khaleghi Yazdi.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

     Except to the extent described in Items 2 and 5, none of the corporations/persons identified in Items 2 and 5 is a party to any contract, arrangement, understanding or relationship with respect to any securities of Triple P.

     Mr. F. Khaleghi Yazdi, by virtue of being the sole shareholder and control person of TPM

Page 6 of 7 Pages

Europe, has sole voting and dispositive power over all ordinary shares of Triple P held by TPM Europe. Other than this relationship and as set forth in Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Triple P, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement dated June 5, 2003 between TPM Europe
Holding B.V. and Fezi Khaleghi Yazdi.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
June 5, 2003

Signature
/s/ Fezi Khaleghi Yazdi

Name/Title
Fezi Khaleghi Yazdi, Director, TPM Europe Holding B.V.

Signature
/s/ Fezi Khaleghi Yazdi

Name/Title
Fezi Khaleghi Yazdi

Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1

     This agreement is made pursuant to Rule 13d-1(a) and Rule 13d-1(k)(1) under the U.S. Securities and Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(d) or 13(g) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: June 5, 2003

TPM EUROPE HOLDING B.V.

By:

/s/ Fezi Khaleghi Yazdi

Fezi Khaleghi Yazdi, Sole Director

FEZI KHALEGHI YAZDI

/s/ Fezi Khaleghi Yazdi